SECOND AMENDMENT TO
SALE AND PURCHASE AGREEMENT

THIS SECOND AMENDMENT TO SALE AND PURCHASE AGREEMENT ("Amendment") is made as of July 18, 2005 ("Amendment Date"), between PEPCO HOLDINGS, INC., a Delaware corporation ("Holdings"), THE JOHN AKRIDGE DEVELOPMENT COMPANY, a Virginia corporation ("Buyer"), acknowledged by TRI-STATE COMMERCIAL CLOSINGS, INC. ("Escrow Agent"), and joined by POTOMAC ELECTRIC POWER COMPANY, a District of Columbia and Virginia corporation ("PEPCO").

Holdings and Buyer entered into a Sale and Purchase Agreement with an Effective Date of June 3, 2005, which was amended by that certain First Amendment to Sale and Purchase Agreement, with an effective date of June 3, 2005 (as amended, the "Agreement"). Holdings and Buyer desire to amend the Agreement as set forth in this Amendment. Each capitalized term used but not defined in this Amendment has the meaning assigned to it in the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. **Substitution and Assignment.** The designation of Holdings as "Seller" under the Agreement was a mutual mistake and, in fact, title to the Property is vested in PEPCO, which is a wholly owned subsidiary of Holdings.   It is the intention of the parties that PEPCO be the "Seller" under the Agreement; and, therefore, PEPCO is hereby substituted as "Seller" under the Agreement as if initially named as "Seller" therein. Holdings hereby assigns to PEPCO all of Holdings's rights under the Agreement and PEPCO hereby assumes all obligations of Holdings under the Agreement and from this point forward, all references to "Seller" in the Agreement shall mean PEPCO. Holdings is hereby released from all liabilities and obligations under the Agreement.

2. **Approval by Holdings.** Section 9.16 is hereby amended by inserting "and by the Board of Directors of PEPCO Holdings, Inc." immediately after "Seller's Board of Directors"; it being the parties' intent that the approval of the Board of Directors of both Holdings and PEPCO is a condition to Buyer's and Seller's obligation to proceed to closing.

3. **Second Deposit.** Notwithstanding the second sentence of Section 1.02(a) or anything else in the Agreement to the contrary, (a) the Study Period shall expire upon execution and delivery of this Amendment, (b) the amount of the Second Deposit shall be $4,500,000 and not $1,500,000, and (c) Buyer shall deposit the Second Deposit with Escrow Agent by wire transfer of immediately available funds not later than 5 pm Eastern Standard time on Tuesday, July 19, 2005.

4.	**Assignment by Buyer.** Notwithstanding Section 9.01 or any other provision of the Agreement to the contrary, Seller hereby consents to Buyer's assignment of the Agreement to a limited liability company ("Assignee") prior to the closing under the Agreement, <u>provided</u> that (i) The John Akridge Development Company, or an entity controlled by, controlling or under common control with The John Akridge Development Company, is the managing member of Assignee, (ii) Buyer gives at least five (5) business days advance written notice to Seller of such assignment, and (iii) upon any such assignment, Assignee shall be substituted as Buyer under the Agreement, but the original named Buyer in the Agreement shall not be released but shall remain jointly and severally liable with such Assignee for all duties, obligations and liabilities of Buyer under the Agreement. In addition, Buyer shall have the right to designate a separate entity as nominee to receive title to the Property by deed at closing, subject to all of the conditions and obligations of Buyer in the Agreement and provided that Buyer shall remain jointly and severally liable with such nominee for all of Buyer's obligations and liabilities under this Agreement.

5.	**Section 1031 Exchange**. Notwithstanding anything contained in the Agreement to the contrary, Seller acknowledges that Buyer may designate the Property as replacement property to consummate a like-kind exchange under Section 1031 of the Internal Revenue Code (an "Exchange") through the use of a qualified intermediary. In the event that Buyer designates the Property as replacement property to consummate an Exchange through the use of a qualified intermediary, Seller shall at Buyer's sole cost and expense (and with no cost, expense or liability to Seller) cooperate in structuring the transaction as an Exchange for the benefit of Buyer and Seller agrees to render all required performance under this Agreement to such qualified intermediary to the extent reasonably directed by Buyer and to accept performance of all of Buyer's obligations by the qualified intermediary provided nothing herein shall release or relieve Buyer of any of its obligations or liabilities under this Agreement as provided in Section 4 above. Seller agrees that performance by the qualified intermediary will be treated as performance by Buyer, and Buyer agrees that Seller's performance to the qualified intermediary will be treated as performance to Buyer. Seller consents to an assignment of the Agreement by Buyer to such qualified intermediary, and upon any such assignment, the original named Buyer in the Agreement shall not be released but shall remain primarily responsible for all duties, obligations and liabilities of Buyer under the Agreement.

6.	**Third Party Reports.** Upon receipt of any environmental and acoustical reports from investigations at the Property, Buyer shall immediately remit to Seller copies of all reports. If the transaction contemplated by the Agreement fails to close for any reason, Buyer shall immediately remit to Seller all existing copies and originals of all such reports.

7.	**Closing Date.** Section 5.01 is hereby amended by designating August 25, 2005 as the date of closing under the Agreement; provided, however, that Buyer may elect in its sole discretion to accelerate the date of closing to any earlier date on or after August 8, 2005 by giving written notice to Seller at least five (5) business days prior to such accelerated date of closing.

8.   **Additional Payment.** Section 1.01 is hereby amended by adding the following at the end thereof: "The Purchase Price shall increase at the rate of 3.25% per annum for each day from and excluding August 8, 2005 through and including the date of closing. Notwithstanding the foregoing, if Buyer is ready, willing and able to close on the date of closing otherwise applicable under this Agreement, but the date of closing is delayed through the action or wrongful omission by Seller, then, without limiting any other remedy of Buyer, the Purchase Price shall not increase under the preceding sentence for the period of such delay."

9.   **Credit Against Purchase Price.** Buyer shall receive a credit in the amount of Sixty-Five Thousand Dollars ($65,000) from Seller to be applied against the Purchase Price at closing under the Agreement.

10.   **Adjacent Property.** From and after the closing under the Agreement, Seller and Buyer agree to all of the terms and provisions set forth in Exhibit 1 attached hereto, which is hereby incorporated into this Amendment as if fully set forth herein. The provisions of Exhibit 1 shall survive the closing, but shall be of no force or effect in the event that the Agreement is terminated prior to closing.

11.   **Ratification.** Except as expressly modified by this Amendment, the Agreement shall continue in full force and effect in accordance with its terms.

12.   **Counterparts; Execution By Facsimile.** This Amendment may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. All counterparts shall be construed together and shall constitute one agreement. Execution and delivery of this Amendment by facsimile shall be sufficient for all purposes and shall be binding on any person who so executes and delivers this Amendment. Solely for purposes of this Section 12, delivery of an executed counterpart of this Amendment shall be effective upon delivery of a facsimile transmission to: Holdings and PEPCO, c/o Mr. Vernon D. Gibson, Fax No. 202-331-6355, with a copy to Allen H. Fox, Fax No. 202-663-6363; Buyer, c/o Mr. Thomas W. Wilbur, Fax No. 202-347-8043; and Escrow Agent, c/o Richard W. Klein, Jr., Esq., Fax No. 202-955-5646.

[signatures on following page]

IN WITNESS WHEREOF, Holdings and Buyer have executed this Amendment, Escrow Agent evidences its acknowledgement thereto, and PEPCO joins for the purposes set forth herein, on the dates set forth below, to be effective for all purposes as of the Amendment Date.

HOLDINGS: PEPCO HOLDINGS, INC.

                                       By: JOSEPH M. RIGBY
                                              Name: Joseph M. Rigby
                                              Title: SVP & CFO

                                       Date of Execution: 7/18/05

BUYER   THE JOHN AKRIDGE DEVELOPMENT
                                       COMPANY

                                       By: M. KLEIN
                                              Name: Matthew J. Klein
                                              Title: President

                                       Date of Execution: July 18th, 2005

JOINED BY PEPCO: POTOMAC ELECTRIC POWER
                                       COMPANY

                                       By: JAMES P. LAVIN
                                              Name: James P. Lavin
                                              Title: Controller

                                       Date of Execution: 7/18/05

ACKNOWLEDGED
BY ESCROW AGENT: TRI-STATE COMMERCIAL CLOSINGS,
                                              INC.

                                              Escrow Agent has executed this Second
                                              Amendment to acknowledge the substitution
                                              of PEPCO as the "Seller" under the
                                              Agreement and the assignment to PEPCO of
                                              all rights and obligations of HOLDINGS
                                              thereunder including all rights in and to the
                                              Deposit held by Escrow Agent in connection
                                              therewith.

                                              By: RICHARD W. KLEIN, JR.
                                                     Name: Richard W. Klein, Jr.
                                                     Title: President

                                              Date of Execution: July 19, 2005

Exhibit 1
to
Second Amendment to
Sale and Purchase Agreement

Adjacent Property

1. **Definitions and Interpretation.** Each capitalized term used but not defined in this <u>Exhibit 1</u> shall have the meaning set forth in the Agreement. All references to "this Agreement" or "this Agreement" in any amendments thereto shall be deemed to refer to the Agreement as defined in the Second Amendment to which this Exhibit 1 is attached as modified by such Second Amendment and including this <u>Exhibit 1</u>. For purposes of this Agreement, the following terms shall have the meanings indicated:

    1.1 **Adjacent Property:** the land located between First Street and Half Street from S Street on the north to V Street on the south in Southwest Washington, D.C., more particularly described as Lot 24 in Square 665 (formerly known collectively as Squares 663, 665 and 667).

    1.2 **Adjacent Property Owner:** as defined in Section 3.2 of this <u>Exhibit 1</u>.

    1.3 **Allowed Costs:** any costs incurred and actually paid by Owner or its agents after closing under the Agreement to third parties that are not affiliates of Buyer or the Owner relating to the design, development, construction, or permitting of the Screen, whether hard or soft costs, but excluding costs of ordinary maintenance of the Screen, fees paid to affiliates of Buyer or the Owner, and overhead expenses of Buyer or the Owner or their respective affiliates, and further excluding any costs that are incurred after the initial construction of the Screen is completed or Clean Site Conditions have been satisfied.

    1.4 **Clean Site Conditions:** the occurrence of all of the following: (i) the Generators have been removed from the Adjacent Property; and (ii) all improvements constituting the Substation have been removed from the Adjacent Property; provided that for purposes of this definition, the term "removed" means that all material evidence of the Generators or such improvements constituting the Substation, as applicable, visible from the Property has been removed.

    1.5 **Construction Commencement Date:** the first date on which Owner obtains issuance of a building permit (including an excavation, sheeting and shoring permit for below-grade work) for the construction of the initial Improvements on the Property (excluding any Improvements that may exist as of the Amendment Date).

1.6 **Generators:** collectively, the electrical power generating facility located as of the Amendment Date on the Adjacent Property, including the oil tanks serving the generators.

1.7 **Improvements:** any building for office, retail or residential use, the construction or installation of which requires a building permit to be issued after the Amendment Date under applicable District of Columbia law.

1.8 **Owner:** the Buyer and any succeeding owner of the Property or portion thereof on which the Improvements are to be built.

1.9 **Removing Owner:** as defined in Section 7.3 of this Exhibit 1.

1.10 **Screen:** as defined in Section 3 of this Exhibit 1.

1.11 **Substation:** collectively, the substation switchyard located on the Adjacent Property.

2. **Overview.** Seller and Buyer have agreed, as a material inducement to Buyer's agreement to proceed to closing under the Agreement and to purchase the Property, to amend the Agreement by adding this Exhibit 1, for the general purpose (subject to the terms hereof) of allowing Owner to construct a sound and aesthetic barrier between Property and Improvements, on the one hand, and the Generators and/or the Substation, on the other hand.

3. **Right to Construct Screen.** Owner shall have the right, at any time and from time to time after closing under the Agreement but not later than the earlier of (i) eleven (11) years from the date of closing under the Agreement and (ii) the date the Clean Site Conditions have been satisfied, to cause the design, development and completion of construction of a sound barrier and/or aesthetic barrier on the Adjacent Property (collectively, the "Screen"), subject to the terms and conditions of this Section 3. Adjacent Property Owner shall keep Owner reasonably informed with respect to any plans on the part of Adjacent Property Owner to remove the Generators and/or Substation from the Adjacent Property. Owner shall keep Adjacent Property Owner reasonably informed with respect to any plans on the part of Owner to construct the Screen.

3.1 The Screen shall consist of a façade or vertical barrier only around all or any portion of the perimeter of the Adjacent Property. The design, location, shape, size and scale of the Screen shall not interfere with access to or the operations of the Adjacent Property (including by any licensees, easement holders or tenants at the Adjacent Property) or any equipment now or hereafter placed thereon.

3.2 Subject to the approval rights of the owner(s) of the Adjacent Property (collectively, "Adjacent Property Owner") as set forth in Section 3.4 of this Exhibit 1 and the other provisions of this Exhibit 1 including without limitation Section 3.1, Owner shall have the right, in its sole and absolute discretion, to determine the design, location, shape, size and scale of the Screen, the materials used for construction of the Screen, the identity of contractors, consultants, employees or agents performing design, development, construction, maintenance or other services in connection with the Screen, and the timing of design and construction of the Screen; provided, however, that (i) the shape of the Screen, including the extent the Screen may project into the Adjacent Property due to structural purposes only, shall be subject to the reasonable approval of Adjacent Property Owner, and (ii) the Screen shall not be permitted to contain any writing, nor shall it be used for any commercial or income producing purposes, of which all of the foregoing shall include but not be limited to advertising.

3.3   Upon closing under the Agreement, Adjacent Property Owner shall grant to Owner an easement in recordable form, incorporating the terms of this Exhibit 1, effective from and after the closing under the Agreement, giving Owner the right to enter onto and over the Adjacent Property for the purpose of construction, repair, maintenance and restoration of the Screen, all in accordance with the terms and conditions of this Exhibit 1 (the "Easement").   Owner and its agents shall have the right, upon reasonable advance written notice to Adjacent Property Owner, to enter the Adjacent Property in accordance with such Easement for the purpose of examining the physical, structural and other conditions of the Adjacent Property, including the conduct of testing such as soil sampling, to the extent that any of the foregoing are necessary in connection with design of the Screen, and for the purpose of constructing and maintaining the Screen, provided if Owner wishes to engage in any testing of any portion of the Adjacent Property, Owner shall obtain Adjacent Property Owner's prior written consent thereto, which may be refused or conditioned as Adjacent Property Owner may deem appropriate in its reasonable discretion. Notwithstanding anything to the contrary contained herein, Owner shall not conduct or allow any physically intrusive testing of, on or under the Adjacent Property without first obtaining Adjacent Property Owner's written consent as to the timing and scope of the work to be performed, which shall not be unreasonably withheld, and the parties entering into a written agreement memorializing such scope of work and any additional agreements of the parties with respect to such testing. Without limiting the generality of the foregoing, Adjacent Property Owner's written approval (which may be granted, withheld, or conditioned in Adjacent Property Owner's sole discretion) shall be required prior to any environmental survey or any environmental testing or sampling of surface or subsurface soils, surface water, groundwater or any materials in or about the Adjacent Property. If any testing is approved by Adjacent Property Owner, Owner agrees to cooperate with any reasonable request by Adjacent Property Owner in connection with the timing of any such inspection or test. Owner agrees to provide Adjacent Property Owner, upon Adjacent Property Owner's request, with a copy of any written inspection or test report or summary prepared by any third party. Owner agrees that any inspection, test or other study or analysis of the Adjacent Property shall be performed at Owner's expense (subject to the provisions of Section 4 of this Exhibit 1) and in accordance with applicable law. Owner agrees at its own expense (subject to the provisions of Section 4 of this Exhibit 1) to promptly restore the Adjacent Property or, at Adjacent Property Owner's Option, to reimburse Adjacent Property Owner for any repair or restoration costs, if any inspection or test requires or results in any damage to or alteration of its condition. The Easement granted to Owner in accordance with this Exhibit 1 shall automatically expire in accordance with its terms upon removal of the Screen in accordance with Section 3.9, Section 5.4, Section 7 or Section 12 below and may be terminated unilaterally by Adjacent Property Owner upon the satisfaction of the Clean Site Conditions, subject to any unperformed obligations of either party, which shall survive such expiration or termination until fully performed.

3.4   Owner and its agents and contractors shall give Adjacent Property Owner five (5) business days advance notice before entering on the Adjacent Property and coordinate any and all work under this Agreement (including without limitation any removal or demolition of the Screen in accordance with Section 7 of this Exhibit 1) with any work being performed by or for Adjacent Property Owner on the Adjacent Property, and Owner shall use commercially reasonable efforts to cause such work to be performed by or for Owner in a manner to maintain harmonious labor conditions. Owner and its agents and contractors shall not interfere with Adjacent Property Owner's access to or operations at the Adjacent Property or with any licensee's, easement holder's, operator's, service provider's or tenant's access to or operations at the Adjacent Property. Owner shall indemnify, defend with counsel reasonably acceptable to Adjacent Property Owner and hold harmless Adjacent Property Owner and all employees, affiliates, subsidiaries, shareholders, officers, directors, trustees and partners of Adjacent Property Owner, as well as any investment manager and other agents of Adjacent Property Owner, from and against any and all Claims caused by or arising from the exercise by Owner or its contractors or agents or their respective agents, contractors or employees of Owner's rights under this Exhibit 1 or its breach of any of its obligations hereunder.

3.5   Owner and any person accessing the Adjacent Property hereunder will be covered by not less than $5,000,000 commercial general liability insurance (with, in the case of Owner's coverage, a contractual liability endorsement, insuring its indemnity obligation under this Agreement) insuring all activity and conduct of Owner and such persons while exercising such right of access and naming Adjacent Property Owner as

insured, issued by a licensed insurance company reasonably acceptable to Adjacent Property Owner.

3.6 By entering or causing any of its agents or contractors to enter upon the Adjacent Property, Owner agrees that any materials or information provided or made available to Owner by Adjacent Property Owner or its representatives pursuant to this Exhibit 1 or otherwise obtained by Owner in connection with the Adjacent Property and any and all information, studies and tests obtained by Owner pursuant to this Agreement ("Adjacent Property Information") is proprietary and confidential, unless such information is in the public domain. Owner further agrees that all such Adjacent Property Information and any notes regarding such Adjacent Property Information ("Notes") will be used solely for the purpose of designing and constructing the Screen and will not be used or duplicated for any other purpose. Owner shall keep all Adjacent Property Information and Notes strictly confidential. Notwithstanding the foregoing, Owner may disclose the Adjacent Property Information to its agents, contractors and employees engaged in design and construction of the Screen, provided that Owner shall inform such persons of the confidential nature of such information and shall direct and cause such persons to keep all such information in the strictest confidence and to use such information only in connection with the design, development, construction or maintenance of the Screen and in accordance with the terms of this Agreement. In any event, Owner has caused or will cause any such persons to execute an agreement substantially in the form of the Confidentiality Agreement and such executed agreement has been or shall be delivered to Adjacent Property Owner prior to (a) Owner giving such Adjacent Property Information or Notes to any such persons or authorizing or directing such persons to receive such Adjacent Property Information or Notes, or (b) any entry by any such persons onto the Adjacent Property.

3.7 Owner shall not commence construction or demolition and removal of the Screen or any portion thereof unless and until Owner has provided Adjacent Property Owner with (a) the final budget for the Allowed Costs of design, engineering and construction or, if applicable, the removal of the Screen and an executed lump sum or guarantied maximum cost construction contract for the construction of the Screen, (b) 100% payment and performance bonds for the work under such construction or demolition contract, (c) evidence reasonably acceptable to Adjacent Property Owner that either Owner has funds set aside with Escrow Agent (or Owner's Lender or another escrow agent reasonably acceptable to Adjacent Property Owner), or that Owner's Lender is obligated to disburse amounts to pay or reimburse Owner for Allowed Costs, equal to one-half of the following amounts: (x) in the case of the initial construction of the Screen the sum of (i) 50% of the amount of the total budgeted Allowed Costs up to an amount of $5,000,000 plus (ii) 100% of the amount if any by which the total budgeted Allowed Costs will exceed $5,000,000, and

(y) in the case of any demolition, to the amount of the total costs of such demolition (such funds are collectively referred to herein as the "Escrowed Funds"), and (d) Adjacent Property Owner has reviewed and approved the plans and specifications for such Screen or portion thereof or any proposed demolition thereof; provided that (i) Adjacent Property Owner shall complete its review process expeditiously, and (ii) the scope of Adjacent Property Owner's review and approval or disapproval shall be limited to technical aspects of the plans and specifications of the Screen and any potential physical impacts on the access to or operations of the Adjacent Property or any equipment located thereon. Owner shall pay from out of pocket or other funds (and not the Escrowed Funds) its share of the total Allowed Costs and the Escrowed Funds shall not be applied or otherwise disbursed until the sum of the Escrowed Funds plus those funds remaining to be paid by Adjacent Property Owner is sufficient to pay 100% of the total Allowed Costs to complete the Screen. For purposes of this section, "Owner's Lender" shall mean a third-party institutional lender which has made a loan to Owner for the construction of the Improvements and which loan is secured by a mortgage upon the Property. Upon approval of plans and specifications pursuant to this Section 3.4, the requirements of Section 3.1 shall be deemed satisfied so long as Owner causes the construction of the Screen to be completed substantially in accordance with such plans and specifications.

3.8   Any actions taken by Owner with respect to the construction or removal of the Screen and all work performed by or for Owner on the Adjacent Property shall be done in a good and workmanlike manner and accordance with all applicable laws, statutes, rules and regulations. Adjacent Property Owner shall cooperate, at the expense of Owner (subject to the provisions of Section 4 of this Exhibit 1), with Owner in obtaining any required permits, licenses or governmental or quasi-governmental approvals required for the construction of the Screen, copies of which shall be provided to Adjacent Property Owner before any such work on the Adjacent Property may begin.

3.9   Owner shall not permit (and shall promptly discharge, bond over or otherwise satisfy in a manner reasonably satisfactory to Adjacent Property Owner) and shall indemnify, defend with counsel acceptable to Adjacent Property Owner and hold harmless Adjacent Property Owner harmless from any and all mechanic's or materialman's lien attaching to the Adjacent Property as a result of any of the construction, maintenance or other activities of Owner or its agents or contractors pursuant to this Exhibit 1. If Owner fails to discharge or bond off any lien within 30 days of written notice by Adjacent Property Owner, Adjacent Property Owner shall be entitled to pay off such amounts, and be reimbursed from the Escrowed Funds, and if the Escrowed Funds are not sufficient to reimburse Adjacent Property Owner in full for such amounts, Adjacent

Property Owner, at its election, may terminate the Easement and remove the Screen.

3.10   Notwithstanding anything in this Section 3 to the contrary, Owner may not commence construction of the Screen until the Construction Commencement Date, provided that Owner may enter the Adjacent Property for the purposes of inspection, testing, and other gathering of information that is relevant to the design and placement of the Screen prior to the Construction Commencement Date, subject to the other terms and conditions of this Exhibit 1.

3.11   Owner shall have the right under this Section 3 to design and/or construct the Screen in stages, provided that any costs of a second or subsequent stage that are properly allocable as maintenance costs of existing stage(s) shall be governed by Section 5 and shall not be treated as Allowed Costs.

4.   **Costs.**

4.1   From and after the Construction Commencement Date, Owner shall have the right to submit to Adjacent Property Owner from time to time, but no more often than once per month, a disbursement request for Allowed Costs, accompanied by paid invoices, lien waivers and other documents reasonably requested by Adjacent Property Owner all of which shall be reasonably acceptable to Adjacent Property Owner to demonstrate that the costs contained therein are Allowed Costs, that such costs have been paid to architects, engineers, contractors, consultants or other vendors, and that all such architects, engineers, contractors, consultants and vendors and their respective subcontractors and sub-subcontractors have been paid for all services or work performed by them through the date covered by such disbursement request. Within 30 days after its receipt of a disbursement request meeting the criteria of this Section, Adjacent Property Owner shall pay to Owner an amount equal to 50% of the Allowed Costs shown in such disbursement request; provided that Adjacent Property Owner's aggregate liability under this Section shall not exceed Two Million Five Hundred Thousand Dollars ($2,500,000).

4.2   Except as set forth in Section 4.1, Owner shall be responsible for all of its own costs incurred in connection with the Screen or any other matters set forth in this Exhibit 1.

4.3   Adjacent Property Owner shall be responsible for all of its costs related to escort, protection, inspection, engineering, review, construction, reconstruction, maintenance or any other internal or external costs incurred by Adjacent Property Owner in connection with the Screen or any other matters set forth in this Exhibit 1.

5. **Maintenance of Screen.** From and after the installation of the Screen or a portion thereof, subject to the terms and conditions of this Section 5 and the other provisions of this Exhibit 1, Owner shall be solely responsible at its sole cost and expense for the maintenance of the Screen.

    5.1   Owner shall maintain the Screen in good condition and repair, normal wear and tear, casualty or similar damage excepted and in compliance with all applicable laws, statutes, rules and regulations.

    5.2   All maintenance costs incurred by Owner shall be paid solely by Owner and shall not be treated as an Allowed Cost.

    5.3   Notwithstanding the foregoing provisions of this Section 5, if Owner desires to remove all or a portion of the Screen as described in Section 7.1 of this Exhibit 1, but Adjacent Property Owner elects to keep the Screen or such portion in place as described in such Section, then (i) Owner's maintenance obligations under this Section 5 shall terminate with respect to the Screen or such portion and (ii) thereafter, Adjacent Property Owner shall perform all of the obligations of Owner under this Section 5 with respect to the Screen or such portion.

    5.4   If Owner (or, from and after the termination of Owner's maintenance obligations pursuant to Section 5.3 of this Exhibit 1, Adjacent Property Owner) (as applicable, "Maintaining Owner") fails to maintain the Screen as herein provided, the other party ("Non-Maintaining Owner") may if it so elects take such actions as Non-Maintaining Owner deems necessary in its reasonable discretion to maintain the same or, if Maintaining Owner fails to cure any such default within 30 days following written notice thereof from Non-Maintaining Owner, Non-Maintaining Owner may, if it so elects, demolish and remove the Screen, which removal shall be in accordance with the requirements of Section 7. Maintaining Owner shall forthwith reimburse Non-Maintaining Owner any and all costs and expenses incurred by Non-Maintaining Owner in accordance with this Section 5.4, with interest thereon at the prime rate of interest charged from time to time by Citibank, NA or any successor to Citibank, N.A.

6. **Insurance; Damage and Reconstruction.** From and after the installation of the Screen or a portion thereof, subject to the terms and conditions of this Section 6 and the other provisions of this Exhibit 1, Adjacent Property Owner shall be solely responsible for the maintenance of casualty insurance relating to the Screen.

    6.1   Adjacent Property Owner shall include the Screen on its casualty and liability insurance policy that Adjacent Property Owner maintains in the normal course of its business. Adjacent Property Owner shall be solely responsible for paying the costs (excluding any deductible) of any damage to the Screen by casualty or similar damage that is covered by such insurance or that would have been covered by such insurance had Adjacent Property Owner complied with its obligations under this Section. In the event that Owner desires to reduce the amount of any deductible applicable to any such insurance program then held by Adjacent Property Owner, Owner may purchase such additional insurance at Owner's sole cost and expense.

6.2   Notwithstanding any other provision in this Exhibit 1, if any damage is caused to the Screen and is not otherwise covered under the insurance maintained or required to be maintained by Adjacent Property Owner pursuant to Section 6.1 above, then Owner shall, at its sole expense and not as an Allowed Cost, promptly repair, restore, reconstruct or (subject to Section 7 of this Exhibit 1) remove the Screen or the damaged portion thereof.

6.3   Notwithstanding any other provision in this Exhibit 1, if any damage is caused to the Screen as a result of the willful action or gross negligence of Adjacent Property Owner or its agents, then Adjacent Property Owner shall, at its sole expense, promptly repair, restore, reconstruct or (subject to Section 7 of this Exhibit 1) remove the Screen or the damaged portion thereof.

7.   **Removal of Screen.**

7.1   From time to time, Owner shall have the right to elect to remove all or any portion of the Screen, by giving notice to Adjacent Property Owner provided such removal is performed in accordance with this Exhibit 1. If Adjacent Property Owner elects within 30 days after receipt of such notice, by giving notice to Owner, to assume responsibility for the Screen or such portion and keep it in place, then Section 5.3 of this Exhibit 1 shall apply. If Adjacent Property Owner does not so elect within such 30 day period, then Owner shall have the right to remove the Screen or portion, at Owner's sole cost, subject to and in accordance with Section 7.3 of this Exhibit 1.

7.2   From time to time after either the Generators or the Substation have been completely removed from the Adjacent Property, Adjacent Property Owner shall have the right to remove all or any portion of the Screen, at Adjacent Property Owner's sole cost and otherwise subject to and in accordance with Section 7.3 of this Exhibit 1.

7.3   If either Owner or Adjacent Property Owner (as applicable, "Removing Owner") has the right under Section 7.1 or Section 7.2, respectively, of this Exhibit 1 to remove all or a portion of the Screen, then the following terms and conditions shall apply to such removal:

7.3.1   Any actions taken by Removing Owner with respect to the removal of the Screen shall be done in accordance with all applicable laws, statutes, rules and regulations. If Owner is Removing Owner, then Adjacent Property Owner shall cooperate, at the expense of Owner (subject to the provisions of Section 4.3 of this <u>Exhibit 1</u>), with Owner in obtaining any required permits, licenses or governmental or quasi-governmental approvals required for the removal of the Screen or portion.

7.3.2   The removal shall be performed expeditiously and continuously once commenced, and the Adjacent Property and any portion of the Screen that is not then being removed shall be put back into comparable condition as prior to the installation of the Screen or portion thereof that is being removed. In particular, any portion of the Screen that is not being removed shall be restored in a manner that is safe and aesthetically similar to such portion as it existed prior to such removal.

7.3.3   If Adjacent Property Owner is Removing Owner, then (i) such removal may be a removal of the entire Screen only if the Clean Site Conditions have been satisfied; and (ii) if the removal is of a portion of the Screen, such removal shall not expose the Property to additional sound from the Generators or a view of the Generators or improvements constituting the Substation.

7.4   Except as otherwise set forth in this Section 7, neither Owner nor Adjacent Owner shall have the right to remove or demolish the Screen or any portion thereof.

8.   **Successors.** The provisions of this <u>Exhibit 1</u> are shall run with the land and shall be binding upon, and inure to the benefit of, the owners of the Property and the owners of the Adjacent Property.

9.   **Estoppel Certificates.** Each party agrees at any time and from time to time during the term of this Agreement, within 14 days after written request by any other party, to execute, acknowledge and deliver to the requesting party or to any existing or prospective purchaser, mortgagee, tenant or other person designated by the requesting party, a fact certificate covering such matters as the requesting party may reasonably require.

10.   **Indemnities.** Owner shall indemnify, defend and hold Adjacent Property Owner harmless from and against any and all Claims relating to or arising out of the breach by Owner or any of its agents, employees or contractors of any representation, warranty, covenant or other obligation of Owner under this <u>Exhibit 1</u>. Adjacent Property Owner shall indemnify, defend and hold Owner harmless from and against any and all Claims relating to or arising out of the breach by

Adjacent Property Owner or any of its agents, employees or contractors of any representation, warranty, covenant or other obligation under this <u>Exhibit 1</u>.

11. **Adjacent Property Owner.** By its execution and delivery of this Amendment, PEPCO hereby represents, warrants and covenants that (i) PEPCO is the Adjacent Property Owner as of the Amendment Date, (ii) PEPCO has the authority to enter into this Agreement subject to the terms of the Agreement including Section 9.16 thereof, and (iii) the Adjacent Property shall not be as of the date the Easement is delivered to Owner, subject to any liens or encumbrances that would materially adversely affect Owner's rights under this <u>Exhibit 1</u> and that all consents required of the lienholder to PEPCO's execution, delivery and performance of all of its obligations under this <u>Exhibit 1</u> will be obtained.

12. **Failure to Complete.** If Owner or Adjacent Property Owner (as applicable, the "Constructing Owner") begins construction, demolition or removal of the Screen in accordance with this <u>Exhibit 1</u>, then Constructing Owner shall diligently and continuously pursue such construction, demolition or removal until completed, subject to delays arising from circumstances outside the reasonable control of Constructing Owner (excluding ability to pay). If Constructing Owner fails to comply with the requirements of this Section 12, and such failure continues for more than 30 days following notice thereof from the other party ("Non-Constructing Owner"), then Non-Constructing Owner shall have the right (but not the obligation), at its option, either to complete such construction, demolition or removal, or remove the Screen in accordance with the terms of Section 7.3. Constructing Owner shall forthwith reimburse Non-Constructing Owner any and all costs and expenses incurred by Non-Constructing Owner in accordance with this Section 5.4, with interest thereon at the prime rate of interest charged from time to time by Citibank, NA or any successor to Citibank, N.A.

13. **Remedies.** In addition to any remedies expressly provided in this <u>Exhibit 1</u>, the parties shall have all remedies available under applicable law or at equity to enforce the rights and obligations of the parties contained in this <u>Exhibit 1</u>. Any limitation on liability of Holdings, PEPCO or Buyer elsewhere in this Agreement shall not apply to this <u>Exhibit 1</u>.